Exhibit 99.1

2018-11-20

PRESS RELEASE

New U.S. patent related to Oasmia Pharmaceutical’s nanotechnology platform XR17 has been granted

Uppsala, Sweden, November 20, 2018 – Oasmia Pharmaceutical AB (Nasdaq: OASM) announces that the United States Patent and Trademark Office (USPTO) has issued a notification of allowance of a patent for its unique nanotech method to produce pharmaceutical formulations. The patent will be published on November 27th, 2018.

The patent covers the method to characterize Oasmia´s patented excipient XR17, that delivers human and animal cancer drugs less invasive and more effectively. Thus, the patented method is an advantageous substitute technology that contributes to the development of competing drugs to well-established cancer treatments.

This novel character is due to lack of prior inventions with the same features. This status has resulted in a very quick patent filling process of less than 2 years. In comparison, the 2017 new drug approvals median time in USA is of 14 years. The patent will be valid through 2036.

It is also important to note that, although the granted patent is for a method of production, the products produced by the method are also protected by the patent claims in accordance with Article 64(2) of the European Patent Convention. The functional claims of the patent have been partially or fully tested by FDA (Food and Drug Administration) and EMA (European Medical Agency).

The notification confirms the inventive nature of the method, outlined in the patent application, both as a less complex and a simpler method of production, as well as providing and increasing yield at comparable reaction times when compared to competing methods.

This event opens further the possibility to develop new potential licensing revenues, to address alternative markets and achieve further synergies in production, marketing and sales.

For more information:

Julian Aleksov, Executive Chairman

Tel: +46 18 50 54 40

E-mail: julian.aleksov@oasmia.com

Notes to editors:

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is information that Oasmia Pharmaceutical AB is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 08.00 CET on November 20, 2018.